
June 12, 2024

Douglas V. Reynolds
Chief Executive Officer
Energy Services of America Corporation
75 West 3rd Avenue
Huntington, WV 25701

> **Re: Energy Services of America Corporation**
> **Registration Statement on Form S-3**
> **Filed June 7, 2024**
> **File No. 333-280025**

Dear Douglas V. Reynolds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin M. Azoff, Esq.